Securities and Exchange Commission
                            Washington, D.C.  20549


                                   FORM 11-K


( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (FEE REQUIRED)


      For the fiscal year ended          December 31, 1997

                                          -----------------------------


(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


      For the transition period from                  to

                                           -----------   ------------


                          Commission file no. 1-4651
                                              -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Echlin Incentive and Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Echlin Inc.
                             100 Double Beach Road
                         Branford, Connecticut  06405


                     Echlin Incentive and Savings Investment Plan
                                         Index
                                   December 31, 1997





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
                                                                            Page
                                                                            ----
I REQUIRED INFORMATION:

    Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . 4

    Statements of Financial Condition . . . . . . . . . . . . . . . . . . . . 5-8

    Statements of Income and Changes in Participants' Equity. . . . . . . . .9-12

    Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . 13-17

    Schedule A - Schedule of Reportable Transactions. . . . . . . . . . . . . .18

II  SIGNATURE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19

III EXHIBIT A - Consent of Independent Accountants. . . . . . . . . . . . . . .20

Echlin Incentive and Savings Investment Plan

Financial Statements

December 31, 1997

-------------------------------------------------------------------

PRICE WATERHOUSE LLP [LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Participants and Administrator of the Echlin Incentive and Savings Investment Plan


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in participants' equity present fairly, in all material respects, the net assets of the Echlin Incentive and Savings Investment Plan at December 31, 1997 and 1996, and the changes in net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan's administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of financial condition and the statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedule A and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
------------------------
    Price Waterhouse LLP


Stamford, Connecticut
April 22, 1998

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION (Page 1 of 2)

December 31, 1997
(000's omitted)                                                 Putnam          Dodge          Vanguard
                                 Echlin        Putnam             New           & Cox            Index             AIM
                                 Stock         Voyager       Opportunities     Balanced        Trust 500      Constellation
                                  Fund          Fund              Fund           Fund            Fund             Fund
                                 ----------    -----------       --------        --------       ----------        ----------
ASSETS
  Investments, at fair
    value:
    Mutual funds                    $     -        $29,340        $15,813         $ 6,400          $10,093           $ 9,655
    Stable value fund                     -              -              -               -                -                 -
    Echlin Inc. common
      stock                          30,005              -              -               -                -                 -
                                    -------        -------        -------           -----           ------           -------
       Total investments             30,005         29,340         15,813           6,400           10,093             9,655
                                    -------        -------        -------           -----           ------           -------
  Receivables:
    Employee contributions                -              -              -               -                -                 -
    Employee loans                        -              -              -               -                -                 -
    Echlin Inc.-employee
      loan repayments                     -              -              -               -                -                 -
                                    -------        -------        -------          ------           ------           -------
       Total receivables                  -              -              -               -                -                 -
                                    -------        -------        -------          ------           ------           -------
       Total assets                  30,005         29,340         15,813           6,400           10,093             9,655
                                    -------        -------        -------          ------           ------           -------
LIABILITIES
  Employee withdrawals
     payable                              -              -              -               -                -                 -
  Other payables                         93             18             36               6                9                23
                                    -------        -------        -------           -----           ------           -------
       Total liabilities                 93             18             36               6                9                23
                                    -------        -------        -------          ------           ------           -------
  Net assets representing
    participants' equity            $29,912        $29,322        $15,777         $ 6,394          $10,084           $ 9,632
                                    =======        =======        =======          ======          =======           =======

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION (Page 2 of 2)

December 31, 1997
(000's omitted)                 Templeton
                                 Foreign        Stable          Employee
                                 Equity         Value             Loan
                                  Fund           Fund             Fund           Total
                                  --------        --------         --------        --------
ASSETS
  Investments, at fair
    value:
    Mutual funds                    $4,054         $     -          $     -         $75,355
    Stable value fund                    -          42,734                -          42,734
    Echlin Inc. common
      stock                              -               -                -          30,005
                                    ------         -------          -------        --------
       Total investments             4,054          42,734                -         148,094
                                    ------         -------          -------        --------
  Receivables:
    Employee contributions               -               -                -               -
    Employee loans                       -               -            8,528           8,528
    Echlin Inc.-employee
      loan repayments                    -               -                -               -
                                    ------         -------          -------        --------
       Total receivables                 -               -            8,528           8,528
                                    ------         -------          -------        --------
       Total assets                  4,054          42,734            8,528         156,622
                                    ------         -------          -------        --------
LIABILITIES
  Employee withdrawals
     payable                             -             903                -             903
  Other payables                        10              36               31             262
                                    ------         -------          -------        --------
       Total liabilities                10             939               31           1,165
                                    ------         -------          -------        --------
  Net assets representing
    participants' equity            $4,044         $41,795          $ 8,497        $155,457
                                    ======         =======          =======        ========

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION (Page 1 of 2)

December 31, 1996
(000's omitted)                                                 Putnam          Dodge          Vanguard
                                 Echlin        Putnam             New           & Cox            Index             AIM
                                 Stock         Voyager       Opportunities     Balanced        Trust 500      Constellation
                                  Fund          Fund              Fund           Fund            Fund             Fund
                                 ----------    -----------       --------        --------       ----------        ----------
ASSETS
  Investments, at fair
    value:
    Mutual funds                    $     -        $23,381        $13,880         $ 4,103           $4,881           $ 8,284
    Stable value fund                     -              -              -               -                -                 -
    Echlin Inc. common
      stock                          26,495              -              -               -                -                 -
                                    -------        -------        -------           -----           ------           -------
       Total investments             26,495         23,381         13,880           4,103            4,881             8,284
                                    -------        -------        -------           -----           ------           -------
  Receivables:
    Employee contributions              114            167            355              87              118               160
    Employee loans                        -              -              -               -                -                 -
    Echlin Inc.-employee
      loan repayments                     -              -              -               -                -                 -
                                    -------        -------        -------          ------           ------           -------
       Total receivables                114            167            355              87              118               160
                                    -------        -------        -------          ------           ------           -------
       Total assets                  26,609         23,548         14,235           4,190            4,999             8,444
                                    -------        -------        -------          ------           ------           -------
LIABILITIES
  Employee withdrawals
     payable                            128             86            107               5               72                84
                                    -------        -------        -------           -----           ------           -------
       Total liabilities                128             86            107               5               72                84
                                    -------        -------        -------          ------           ------           -------
  Net assets representing
    participants' equity            $26,481        $23,462        $14,128         $ 4,185           $4,927           $ 8,360
                                    =======        =======        =======          ======           ======           =======

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION (Page 2 of 2)

December 31, 1996
(000's omitted)                 Templeton
                                 Foreign        Stable          Employee
                                 Equity         Value             Loan
                                  Fund           Fund             Fund           Total
                                  --------        --------         --------        --------
ASSETS
  Investments, at fair
    value:
    Mutual funds                    $2,781         $     -          $     -         $57,310
    Stable value fund                    -          40,023                -          40,023
    Echlin Inc. common
      stock                              -               -                -          26,495
                                    ------         -------          -------        --------
       Total investments             2,781          40,023                -         123,828
                                    ------         -------          -------        --------
  Receivables:
    Employee contributions              59             209                -           1,269
    Employee loans                       -               -            7,884           7,884
    Echlin Inc.-employee
      loan repayments                    -               -              295             295
                                    ------         -------          -------        --------
       Total receivables                59             209            8,179           9,448
                                    ------         -------          -------        --------
       Total assets                  2,840          40,232            8,179         133,276
                                    ------         -------          -------        --------
LIABILITIES
  Employee withdrawals
     payable                             4             298                -             784
                                    ------         -------          -------        --------
       Total liabilities                 4             298                -             784
                                    ------         -------          -------        --------
  Net assets representing
    participants' equity            $2,836         $39,934          $ 8,179        $132,492
                                    ======         =======          =======        ========

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY (Page 1 of 2)

For the Year Ended December 31, 1997
(000's omitted)                                                 Putnam           Dodge           Vanguard
                                 Echlin        Putnam             New            & Cox             Index           AIM
                                 Stock         Voyager       Opportunities      Balanced         Trust 500    Constellation
                                  Fund          Fund              Fund            Fund             Fund           Fund
                                 ----------    -----------       --------         --------        ----------      ----------
Investment income:
  Net unrealized appreciation
   (depreciation) in fair
    value of investments             $2,555         $3,160        $ 2,083          $   414            $1,666         $   144
  Net realized gains
    on sales of investments           1,179          1,051            497               99               209             213
  Interest and dividends                749          1,764            353              477               195             704
                                    -------        -------        -------          -------           -------         -------
    Total investment income           4,483          5,975          2,933              990             2,070           1,061

Employee contributions                1,357          2,391          2,027              667             1,054           1,245
Employee rollovers                      135            261            325              185               336             199
Employer incentive
  match contribution                    916              -              -                -                 -               -
Interest on employee loans                -              -              -                -                 -               -
                                    -------        -------        -------          -------           -------         -------
    Total additions                   6,891          8,627          5,285            1,842             3,460           2,505
                                    -------        -------        -------          -------           -------         -------
Employee withdrawals                 (2,558)        (1,830)        (1,888)            (428)             (614)           (694)
                                    -------        -------        -------          -------           -------         -------
Net transfers between funds            (902)          (937)        (1,748)             795             2,311            (539)
                                    -------        -------        -------          -------           -------         -------
Net increase in assets                3,431          5,860          1,649            2,209             5,157           1,272

Net assets at beginning
  of year                            26,481         23,462         14,128            4,185             4,927           8,360
                                    -------        -------        -------           ------           -------         -------
Net assets at end of year           $29,912        $29,322        $15,777           $6,394           $10,084         $ 9,632
                                    =======        =======        =======           ======           =======         =======
See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY (Page 2 of 2)

For the Year Ended December 31, 1997
(000's omitted)                 Templeton
                                 Foreign        Stable          Employee
                                 Equity         Value             Loan
                                  Fund           Fund             Fund           Total
                                  --------        --------         --------        --------
Investment income:
  Net unrealized appreciation
    (depreciation) in fair
    value of investments            $ (297)        $     -          $     -         $ 9,725
  Net realized gains
    on sales of investments             48               -                -           3,296
  Interest and dividends               444           2,670                -           7,356
                                    ------         -------          -------        --------
    Total investment income            195           2,670                -          20,377

Employee contributions                 514           4,154                -          13,409
Employee rollovers                     117             344                -           1,902
Employer incentive
  match contribution                     -               -                -             916
Interest on employee loans               -               -              653             653
                                    ------         -------          -------        --------
    Total additions                    826           7,168              653          37,257
                                    ------         -------          -------        --------
Employee withdrawals                  (236)         (6,044)               -         (14,292)
                                    ------         -------          -------        --------
Net transfers between funds            618             737             (335)              -
                                    ------         -------          -------        --------
Net increase in assets               1,208           1,861              318          22,965

Net assets at beginning
  of year                            2,836          39,934            8,179         132,492
                                    ------         -------          -------        --------
Net assets at end of year           $4,044         $41,795          $ 8,497        $155,457
                                    ======         =======          =======        ========

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY (Page 1 of 2)

For the Year Ended December 31, 1996
(000's omitted)                                                                                   Putnam             Dodge
                                 Echlin        Putnam           Putnam          Putnam              New              & Cox
                                 Stock         Voyager        Investors     Daily Dividend     Opportunities        Balanced
                                  Fund          Fund             Fund            Fund               Fund             Fund
                                 ----------    -----------       --------         --------          --------        --------
Investment income:
  Net unrealized (depreciation)
    appreciation in fair
    value of investments            $(5,467)       $(1,169)       $  (525)         $     -           $   791         $   303
  Net realized gains
    on sales of investments           1,434          2,294            566                -                41               7
  Interest and dividends                715          1,481              -                -               105             167
                                    -------        -------         ------          -------           -------         -------
    Total investment
      (loss) income                  (3,318)         2,606             41                -               937             477

Employee contributions                1,274          1,784              -                -               584              22
Employee rollovers                      349            696              -                -             1,164             533
Employer incentive
  match contribution                    972              -              -                -                 -               -
Interest on employee loans                -              -              -                -                 -               -
                                    -------        -------         ------          -------           -------         -------
    Total additions                    (723)         5,086             41                -             2,685           1,032
                                    -------        -------         ------          -------           -------         -------
Employee withdrawals                 (1,784)          (960)             -                -              (314)            (62)
                                    -------        -------         ------          -------           -------         -------
Net transfers between funds          (2,724)        (5,889)       (11,842)          (2,869)           11,757           3,215
                                    -------        -------         ------          -------           -------         -------
Net (decrease) increase
 in assets                           (5,231)        (1,763)       (11,801)          (2,869)           14,128           4,185

Net assets at beginning
  of year                            31,712         25,225         11,801            2,869                 -               -
                                    -------        -------         ------          -------           -------          ------
Net assets at end of year           $26,481        $23,462         $    -          $     -           $14,128          $4,185
                                    =======        =======         ======          =======           =======          ======
See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY (Page 2 of 2)

For the Year Ended December 31, 1996
(000's omitted)                Vanguard                          Templeton
                                 Index            AIM             Foreign         Stable         Employee
                               Trust 500     Constellation        Equity          Value            Loan
                                 Fund            Fund              Fund            Fund            Fund           Total
                                ----------      ----------         --------        --------        --------       --------
Investment income:
  Net unrealized (depreciation)
    appreciation in fair
    value of investments            $  642         $   688           $  204         $     -         $     -       $ (4,533)
  Net realized gains
    on sales of investments             12              25                4               -               -          4,383
  Interest and dividends                97             272              114           2,692               -          5,643
                                   -------         -------           ------         -------         -------       --------
    Total investment
      (loss) income                    751             985              322           2,692               -          5,493

Employee contributions                 120             297               72           3,411               -          7,564
Employee rollovers                     559             864              310           5,830             184         10,489
Employer incentive
  match contribution                     -               -                -               -               -            972
Interest on employee loans               -               -                -               -             538            538
                                   -------         -------           ------         -------         -------       --------
    Total additions                  1,430           2,146              704          11,933             722         25,056
                                   -------         -------           ------         -------         -------       --------
Employee withdrawals                  (155)           (204)             (55)         (3,714)              -         (7,248)
                                   -------         -------           ------         -------         -------       --------
Net transfers between funds          3,652           6,418            2,187          (5,690)          1,785              -
                                   -------         -------           ------         -------         -------       --------
Net (decrease) increase
  in assets                          4,927           8,360            2,836           2,529           2,507         17,808

Net assets at beginning
  of year                                -               -                -          37,405           5,672        114,684
                                   -------         -------           ------         -------         -------       --------
Net assets at end of year          $ 4,927         $ 8,360           $2,836         $39,934         $ 8,179       $132,492
                                   =======         =======           ======         =======         =======       ========

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1997


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Echlin Incentive and Savings
Investment Plan ("Plan") have been prepared on the accrual basis of accounting.

Investments are stated at their fair market value. The fair market value of the Putnam Voyager Fund, Putnam New Opportunities Fund, Dodge & Cox Balanced Fund, Vanguard Index Trust 500 Fund, AIM Constellation Fund, and Templeton Foreign Equity Fund are based on the Plan's share of each fund's net asset value on the last business day of the plan year. The Stable Value Fund represents investments in pooled fixed income funds plus interest earned. The Echlin Stock Fund is valued at the average of the high and low price for Echlin Inc. ("Company") common stock on the New York Stock Exchange on the last trading day of the plan year.

Realized gains and losses on sales of investments are determined using the average cost method.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan was established on March 1, 1984 to enable employees to defer a portion of their compensation on a pre-tax basis, thereby deferring federal income tax in the year in which the deferrals are made and providing savings to supplement retirement income to the employee. Putnam Fiduciary Trust Company serves as "Trustee" for the Plan and as custodian of the investments. As of January 1, 1998, Chase Manhattan Bank will become Trustee for the Plan and custodian of the investments.

Each employee who is in a covered class of employees within a participating division, has attained age 21 and has one year of service is eligible to participate in the Plan. An employee may elect to have between 1 to 15 percent of his or her compensation, as defined in the Plan document, up to the 1997 maximum elective deferral amount of $9,500 as determined under Section 402(g) of the Internal Revenue Code, contributed to their account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.

If at the end of its fiscal year the Company has consolidated net income for the current year or accumulated consolidated net income from prior years, the Company will match all or a portion of each eligible participant's contributions for the plan year that are based on the first 6 percent of the participant's compensation ("basic contribution"). The Company's minimum matching contribution will be based on its return on assets, as

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

December 31, 1997


NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

defined in the Plan agreement, and will range from 1 percent of an employee's basic contribution (if the return on assets is 6.1 percent) to 100 percent of the basic contribution (if the return on assets is 16 percent or more). Matching contributions made by the Company will be invested solely in common stock of the Company.

Participants' accounts are fully vested at all times to the
extent of employee contributions.   An active participant upon
retirement, disability, as defined in the Plan, or death will be fully vested in the value of the Company's incentive matching contributions credited to his or her account regardless of his or her years of continuous service. A participant with less than 5 years of continuous service will be vested in the Company's incentive matching contributions credited to his or her account on the last day of the third plan year following the plan year for which the match was made. Once a participant has 5 or more years of continuous service with the Company, the entire balance of matching contributions credited to the participant's account and each such contribution made to his or her account thereafter is immediately 100 percent vested.

Loans to participants and loan repayments are included in "Net transfers between funds" in the Statement of Income and Changes in Participants' Equity. Participants may borrow from their account balance in the Plan with the loan being repaid through payroll deductions. The interest rate, which is fixed for the term of the loan, is based upon the average interest rate for secured personal loans for the following three banks: First National Bank of Chicago, Fleet National Bank, and Trust Company of Georgia, rounded to the nearest half percent at the time the loan is taken out. In addition, a participant may withdraw vested funds from his or her account if it is demonstrated that a hardship, as defined under the Internal Revenue Code, exists.

The Plan's investment options are in eight investment funds. The eight funds are: The Echlin Stock Fund (invested in Echlin Inc. common stock), a Stable Value Fund (invested in pooled fixed income contracts), the Dodge & Cox Balanced Fund (a mutual fund), the Vanguard Index Trust 500 Fund (invested in the stocks listed on S & P 500 Index), the AIM Constellation Fund (invested in the AIM Constellation Mutual Fund), the Putnam New Opportunities Fund (invested in the Putnam New Opportunities, Class A mutual fund),

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

December 31, 1997


NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

the Putnam Voyager Fund (invested in the Putnam Voyager Fund, Class A mutual fund) and the Templeton Foreign Equity Fund (invested in the Templeton Foreign Equity Mutual Fund). The Putnam Investors Fund and the Putnam Daily Dividend Fund ceased as investment options during 1995. Balances in these funds were transferred to other investment options in 1996 based upon employee elections.

An employee may choose to invest his or her contribution in any or all of the foregoing funds. On a monthly basis an employee may amend future and past investment allocations. Information pertaining to the earnings objectives and performance results for these funds can be requested from the Company's Human Resource department. In addition, participants are provided with quarterly statements summarizing activity in their accounts. As of December 31, 1997 there were 14,032 participants in the Plan.

The Employee Benefits Committee ("Plan Administrator") is responsible for the administration of the Plan. Liability of the Company for acts or omissions of any member of the Committee will be limited to amounts not covered by insurance and not payable by the trust under applicable law.

The Company may, by action of its Board of Directors, amend or terminate the Plan without shareholder approval at any time. The Committee may also amend the Plan if necessary for tax qualification or legal compliance, to carry out its duties under the Plan. In the event of termination of the Plan, assets will be distributed in accordance with the terms of the Plan agreement. Fees and expenses incurred by the Plan Administrator and the Trustee in connection with the operation of the Plan will be paid from the Plan, if not paid by the Company. For the years ended December 31, 1997 and 1996 all fees and expenses of the Plan were paid by the company.


NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 and therefore the related plan trust is not subject to tax under present tax laws.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

December 31, 1997


NOTE D -- ASSETS HELD FOR INVESTMENT

Assets held for investment at December 31, 1997 and 1996 consist of the following:

December 31, 1997                                        Fair
-----------------                        Shares          Market
(000's omitted)                         or Units         Value             Cost
                                        --------        -------          --------
 Mutual Funds:

    Putnam New Opportunities                 325       $ 15,813           $12,938
    Putnam Voyager Equity                  1,540         29,340            19,699
    Dodge & Cox Balanced                      96          6,400             5,682
    Vanguard Index Trust 500                 112         10,093             7,786
    AIM Constellation                        366          9,655             8,823
    Templeton Foreign Equity                 407          4,054             4,148
                                                       --------           -------
                                                         75,355            59,076
                                                       --------           -------
 Stable Value Fund:

    Massachusetts Mutual Life
      Insurance Company                    2,956          2,956             2,956
    Prudential Insurance Co.
      of America                           3,655          3,655             3,655
    Principal Mutual Life
      Insurance Company                    6,251          6,251             6,251
    New York Life
      Insurance Company                    6,231          6,231             6,231
    INVESCO Stable Value Fund             23,640         23,641            23,640
                                                       --------           -------
                                                         42,734            42,733
                                                       --------           -------
 Echlin Stock Fund:

    Echlin Inc. Common Stock                 835         30,005            20,018
                                                       --------          --------
 Total investments                                     $148,094          $121,827
                                                       ========          ========

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

December 31, 1997


NOTE D -- ASSETS HELD FOR INVESTMENT  (CONTINUED)

December 31, 1996                                        Fair
-----------------                        Shares          Market
(000's omitted)                         or Units         Value             Cost
                                        --------        -------          --------
 Mutual Funds:

    Putnam New Opportunities                 342       $ 13,880           $13,089
    Putnam Voyager Equity                  1,450         23,381            16,900
    Dodge & Cox Balanced                      69          4,103             3,800
    Vanguard Index Trust 500                  71          4,881             4,239
    AIM Constellation                        328          8,284             7,595
    Templeton Foreign Equity                 268          2,781             2,578
                                                       --------           -------
                                                         57,310            48,201
                                                       --------           -------
 Stable Value Fund:

    Allstate Life Insurance
      Company                              5,286          5,286             5,286
    Massachusetts Mutual Life
      Insurance Company                    5,504          5,504             5,504
    John Hancock Mutual Life
      Insurance                            6,679          6,679             6,679
    Prudential Insurance Co.
      of America                           3,455          3,455             3,455
    Principal Mutual Life
      Insurance Company                    5,911          5,911             5,911
    New York Life
      Insurance Company                    5,760          5,760             5,760
    INVESCO Stable Value Fund              7,428          7,428             7,428
                                                       --------           -------
                                                         40,023            40,023
                                                       --------           -------
 Echlin Stock Fund:

    Echlin Inc. Common Stock                 838         26,495            19,063
                                                       --------          --------
 Total investments                                     $123,828          $107,287
                                                       ========          ========

                                                            Schedule A
                                                           ----------

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 1997

(000's omitted)


                                                  Average            Sales           Realized
                              Purchases            Cost            Proceeds            Gain
                              ---------          --------          --------          --------

INVESCO Stable Value
  Fund                          $23,557                 -         $(20,845)                 -

                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Echlin Incentive and Savings
Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      Echlin Incentive and Savings
                                      Investment Plan





Date:  April 27, 1998                 /s/ Joseph A. Onorato

                                      ---------------------------------
                                      Joseph A. Onorato
                                      Senior Vice President and
                                      Chief Financial Officer

                             Exhibit A

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-92426 and 33-15814) of our report dated April 22, 1998 appearing on page 4 of the Annual Report of the Echlin Incentive and Savings Investment Plan on Form 11-K for the year ended December 31, 1997.





/s/ Price Waterhouse LLP
------------------------
    Price Waterhouse LLP



Stamford, Connecticut
May 13, 1998